





News release...

Thursday 16th July 2009

TESCO PLC

Tesco Responds to Competition Commission Provisional Findings on Proposed Competition Test

The Competition Commission today published their provisional decision on the remittal of the competition test.

Lucy Neville Rolfe, Executive Director of Tesco said:

"At the end of their two year Inquiry the Competition Commission found that on the whole competition in the UK groceries industry is effective and delivers good outcomes for consumers. Therefore to continue to recommend a burdensome competition test is a misguided proposal that will cost jobs by deterring investment in the areas that need it most, in what is already a challenging climate.

"We are concerned that the CC findings rely heavily on far fetched assumptions which don't reflect the reality of the planning system. It assumes it is easy to find sites and there will be no delays in attracting replacement developments, when anybody who is familiar with the planning system and the property market knows this does not reflect the reality. In any case the Government's own proposals to streamline the planning system make it easier for new entrants.

"The main effect of the proposed test will be to deter extensions which will prevent many older stores being updated to provide a better offer for customers up and down the country.

"We look forward to further discussions with the Commission before they publish their final decision."

Contacts:

Press:	Jonathan Church	01992 646 606
	Angus Maitland, Maitland	020 7379 5151

